UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cascadian Therapeutics, Inc.

File No. 001-33882 - CF#37444

Cascadian Therapeutics, Inc. (formerly Oncothyreon Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 30, 2009. Exhibit 10.44 was subsequently refiled with fewer redactions as Exhibit10.1 to the Oncothyreon Inc. Form 10-Q filed May 15, 2009.

Based on representations by Cascadian Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.44 (as filed with fewer redactions as Exhibit 10.1 to Form 10-Q filed May 15, 2009)   through March 27, 2024

Exhibit 10.45   through March 27, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary